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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                             DOUBLETREE CORPORATION
                                (Name of issuer)


                                 Common Stock
                         (Title of class of securities)

                                   258624 10 5

                                 (CUSIP number)

                              William L. Perocchi
                        410 North 44th Street, Suite 700
                            Phoenix, Arizona  85008

                 ______________________________________________
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    COPY TO:

                             Kimberly L. Wilkinson
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600


               __________________________________________________
            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 8 Pages
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CUSIP No.    258624 10 5        SCHEDULE 13D   Page     2     of     8     Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
                Richard J. Ferris
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ x ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                United States Citizen
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    30,000 shares of Common Stock
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned By                      1,532,432 shares of Common Stock
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    30,000 shares of Common Stock
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                1,532,432 shares of Common Stock
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                1,562,432
          ---------------------------------------------------------------------

 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                4.0% (see Item 5)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person
                IN
          ---------------------------------------------------------------------

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CUSIP No.    258624 10 5        SCHEDULE 13D   Page     3     of     8     Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
                Kelrick, Inc.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ x ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                Illinois
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     -0- shares of Common Stock
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned By                      1,532,432 shares of Common Stock
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    -0- shares of Common Stock
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                1,532,432 shares of Common Stock
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                1,532,432
          ---------------------------------------------------------------------

 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                3.9% (see Item 5)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person
                00
          ---------------------------------------------------------------------

CUSIP No.    258624 10 5        SCHEDULE 13D   Page     4    of     8     Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
                Ridge Partners, L.P.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ x ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     -0- shares of Common Stock
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned By                      1,532,432 shares of Common Stock
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    -0- shares of Common Stock
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                1,532,432 shares of Common Stock
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                1,532,432
          ---------------------------------------------------------------------

 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                3.9% (see Item 5)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person
                PN
          ---------------------------------------------------------------------

                             DOUBLETREE CORPORATION
                                  COMMON STOCK
                             CUSIP NO. 258624 10 5

                                  SCHEDULE 13D


This Amendment No.1 to Schedule 13D amends the Statement on Schedule 13D filed November 18, 1994 ("Schedule 13D") by Ridge Partners, L.P., Kelrick, Inc. and Richard J. Ferris (together, the "Reporting Persons"). Capitalized terms used herein without definitions shall have the meanings set forth in the Schedule 13D.

Item 1.  Security and Issuer.

                 This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by Doubletree Corporation, a Delaware corporation ("the Company"), whose principal executive offices are at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.


Item 2.  Identity and Background.

         2.1     Ridge Partners

                 (a) This statement is filed by Ridge Partners, L.P., a Delaware limited partnership ("Ridge Partners"). Ridge Partners holds 1,532,432 shares of Common Stock and acquired the Common Stock as a partnership.

                 (b) The business address of Ridge Partners is 1436 Ridge Road, Northbrook, Illinois 60062.

                 (c)      Ridge Partners is in the investment business.

                 (d) Ridge Partners has not, during the last five years, been convicted in a criminal proceeding.

                 (e) Ridge Partners has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not now, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Ridge Partners is a limited partnership formed under the laws of the State of Delaware.

         2.2     Kelrick, Inc.

                 (a) This statement is also filed by Kelrick, Inc., an Illinois corporation ("Kelrick"). Kelrick is the sole general partner of Ridge Partners and has sole power to vote and





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dispose of the 1,532,432 shares of Common Stock held by Ridge Partners.  The directors and executive officers of Kelrick are as follows:

                 Richard J. Ferris                 President, Assistant
                                                   Secretary and Director

                 Kelsey K. Ferris                  Vice President, Secretary,
                                                   Treasurer and Director

                 In addition, Richard J. Ferris is the Co-Chairman of the Company and both Richard Ferris and Kelsey Ferris are private investors.

                 (b) The business address of Kelrick is 1436 Ridge Road, Northbrook, Illinois 60062.

                 (c)      Kelrick is in the investment business.

                 (d) Kelrick has not, during the last five years, been convicted in a criminal proceeding.

                 (e) Kelrick has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not now, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Kelrick is a corporation formed under the laws of the State of Illinois.

         2.3     Richard J. Ferris

                 (a) This statement is also filed by Richard J. Ferris (hereinafter "Ferris"). Ferris is the President and holder of 51% of the shares of the Common Stock of Kelrick and may be deemed to have sole power to vote and dispose of 1,532,432 shares of Common Stock. This statement shall not be construed as an admission that he is, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement. Ferris has the sole power to vote and dispose of 30,000 restricted shares of Doubletree Corporation Common Stock granted on January 2, 1997 in return for Ferris' future service as Co-Chairman of the Board of Doubletree Corporation.

                 (b) The business address of Ferris is 1436 Ridge Road, Northbrook, Illinois 60062.

                 (c)      Ferris is a Co-Chairman of the Board of the Company.

                 (d) Ferris has not, during the last five years, been convicted in a criminal proceeding.

                 (e) Ferris has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not now, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





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                 (f)      Ferris is a United States citizen.

Item 5.          Interest in Securities of the Issuer.

                 (e) By reason of the increase in the number of outstanding shares of Common Stock, as of November 8, 1996, the Reporting Entities ceased to be the owners of more than five percent of the Company's outstanding shares of Common Stock.





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                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 1997

                                             RIDGE PARTNERS, L.P.
                                             a Delaware limited partnership

                                             By:     Kelrick, Inc.
                                                     an Illinois corporation
                                                     Its general partner


                                             By:          /s/ Richard J. Ferris
                                                     ------------------------------------------
                                                     Name:   Richard J. Ferris
                                                     Title:  President



                                             KELRICK, INC.
                                             an Illinois corporation



                                             By:          /s/ Richard J. Ferris
                                                     ------------------------------------------
                                                     Name:   Richard J. Ferris
                                                     Title:  President


                                             /s/ Richard J. Ferris
                                             --------------------------------------------------
                                             RICHARD J. FERRIS





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